

Mail Stop 3720

September 21, 2016

Karl McDonnell
Chief Executive Officer
Strayer Education, Inc.
2303 Dulles Station Boulevard
Herndon, Virginia 20171

> **Re:** **Strayer Education, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed July 28, 2016**
> **File No. 000-21039**

Dear Mr. McDonnell:

We have reviewed your filings and have the following comments. Please comply with the comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Three Months Ended June 30, 2016 Compared to Three Months Ended June 30, 2015, page 27

1.   Tell us how new student enrollments decreased by 7% but total enrollments increased.

Form 10-K for the Fiscal Year ended December 31, 2015

Item 1. Business, page 1

Industry Background, page 2

2.   We note your inclusion of statistics for college enrollments for 2014 and 2015. You should also provide comparable statistics for for-profit-only colleges.

Regulation, page 10

Gainful Employment, page 17

3.   We note that the new regulations went into effect on July 1, 2015 and that you have provided the required information to the Department of Education. Disclose your current annual income rate and discretionary income rate ratios.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Daniel W. Jackson, CFO